

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

March 1, 2019

<u>Via E-mail</u>
Mr. Nigel Rose
Chief Financial Officer
Gain Capital Holdings, Inc.
135 Bedminster One, Route 202/206
Bedminster, NJ 07921

> **Re: Gain Capital Holdings, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2017**
> **Filed March 14, 2018**
> **File No. 1-35008**

Dear Mr. Rose:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate &
Commodities